Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
For the Group (IFRS)	33.76	33.54	29.11	21.11	20.86	14.06	13.93

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2011, prepared on the basis of IFRS.

At June 30, 2011
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,986
Current financial debt	6,303
Current portion of financial instruments for interest rate swaps liabilities	141
Other current financial instruments — liabilities	244

Total current financial debt	12,674

Non-current financial debt	20,410
Minority interests	934
Shareholders’ equity
Common shares	5,903
Paid-in surplus and retained earnings	64,148
Currency translation adjustment	(5,177)
Treasury shares	(3,503)

Total shareholders’ equity	61,371

Total capitalization and non-current indebtedness	82,715

As of June 30, 2011, TOTAL had an authorized share capital of 3,450,886,483 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,361,390,509 ordinary shares (including 112,483,875 treasury shares from shareholders’ equity).

As of June 30, 2011, approximately €261 million of TOTAL’s non-current financial debt was secured and approximately €20,149 million was unsecured, and all of TOTAL’s current financial debt of €6,303 million was unsecured. As of June 30, 2011, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 28, 2011. Since June 30, 2011, Total Capital Canada Ltd. has issued (after swaps) non-current financial debt of approximately CAN$200 million (or approximately €146 million using the August 1, 2011, European Central Bank reference exchange rate of €1=CAN$1.37).

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2011.

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